EXHIBIT 99.03
  instructions have been received (i.e., a ''broker non-vote''), will be counted to determine the presence of a quorum but will not be present for other purposes and will not be the equivalent of a ''no'' vote on a proposition. Shares represented by a proxy with instructions to abstain on a matter will be counted in determining whether a quorum is in attendance. An abstention is not the equivalent of a ''no'' vote on a proposition.

     Shareholders may vote either in person or by duly authorized proxy. The giving of a proxy will not prevent a shareholder from voting in person at the meeting. A proxy may be revoked by a shareholder at any time prior to the voting thereof by giving written notice to the Secretary of the Company prior to such voting. All shares entitled to vote and represented by effective proxies on the enclosed form, received by the Company, will be voted at the meeting (or any adjourned session thereof) in accordance with the terms of such proxies.

     Each Participant in the Company's Automatic Dividend Reinvestment and Stock Purchase Plan (the ''Reinvestment Plan''), Kentucky Utilities' Employee Stock Ownership Plan (the ''ESOP'') or the Kentucky Utilities Employee Savings Plan (the ''Savings Plan'') will receive a form of proxy by which such Participant may direct the agent or trustee under such Plans as to the manner of voting shares credited to the Participant's accounts under such Plans. Shareholders of record who are participants in the Reinvestment Plan will receive only one form of proxy for their certificated shares and those shares which they may have acquired through reinvested dividends. A Participant of any of such Plans wishing to vote in person at the meeting may obtain a proxy for shares credited to his account under such Plans by making a written request therefor by April 23, 1998, as follows: for the Reinvestment Plan, to George S. Brooks II, Secretary of the Company, at the address stated on page 1; for the ESOP, to Banc One Kentucky, PO Box 32500, Louisville, Kentucky 40232, Attention:
  Barbara J. Steele, Trust Investment Division; and for the Savings Plan, to CG Trust Company, c/o Cigna Retirement and Investment Services, Routing Code M-122, 350 Church Street, Hartford, Connecticut 06103, Attention: Bruce Beckmann.


                                  ELECTION OF DIRECTORS

     General

     In light of the pending Merger, which will result in the Company merging into LG&E Energy, the Board of Directors has elected to temporarily waive its retirement policy with respect to two directors. Mr. Harry M. Hoe, who was to have retired from the Board in 1998, will stand for reelection. Mr. Milton W. Hudson, who had planned to retire from the Board in 1998, will continue to serve. It is anticipated that Mr. Hoe and Mr. Hudson will each resign from the Board of Directors at the earlier of the consummation of the Merger or the 1999 Annual Meeting of Shareholders.

    Three directors are to be elected at the meeting. Barring unforeseen circumstances and in the absence of contrary directions, the proxies solicited herewith will be voted for the election of Carol M. Gatton, Harry M. Hoe and Michael R. Whitley, as directors of the Company. Except as noted above, the nominees will hold office until the 2001 Annual Meeting of Shareholders of the Company or until their respective successors shall have been duly elected and qualified. The proxies may also be voted for a substitute nominee or nominees in the event any one or more of said persons shall be unable to serve for any reason or be withdrawn from nomination, an occurrence not now anticipated.
  Except as otherwise indicated, each nominee has been engaged in his present principal occupation for at least the past five years. All information regarding share ownership is as of January 31, 1998.

     The following information is given with respect to the nominees for election as directors:

    LOGO

              Carol M. Gatton, 65, is Chairman of Area Bancshares, Inc., a bank holding company in Owensboro, Kentucky. He is also involved in real estate ventures and automobile dealerships. Mr. Gatton beneficially owns 1,000 shares of Common Stock of the Company.



    LOGO

              Harry M. Hoe, 72, is President and a director of J. R. Hoe & Sons, Inc., Middlesboro, Kentucky, a foundry and casting company. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1979. Mr. Hoe beneficially owns 17,623 shares of Common Stock of the Company, which include 5,677 shares held solely by his wife.



    LOGO

              Michael R. Whitley, 55, has been Chairman, President and Chief Executive Officer of the Company and Kentucky Utilities since August 1, 1995. He was President and Chief Operating Officer of the Company and Kentucky Utilities from November 1, 1994 to August 1, 1995. He was Executive Vice President of these companies from August 1, 1994 to November 1, 1994. Before this period, he had been a Senior Vice President of the Company since 1988 and of Kentucky Utilities since 1987. Mr. Whitley was Secretary of the Company from 1988 until 1992 and of Kentucky Utilities from 1978 until 1992. He is a director of PNC Bank Kentucky, Inc., a wholly owned subsidiary of PNC Bank Corp., Inc. Mr. Whitley has been a director of the Company and Kentucky Utilities since 1992. He beneficially owns 34,748 shares of Common Stock of the Company, which include 6,300 shares held jointly with his wife and 964 shares held solely by his wife.


     Information with respect to those directors whose terms are not expiring is as follows:


    LOGO

              Mira S. Ball, 63, is Secretary-Treasurer and Chief Financial Officer of Ball Homes, Inc., a single-family residential developer and property management company. She has been a director of the Company and Kentucky Utilities since 1992. Ms. Ball beneficially owns 6,123 shares of Common Stock of the Company. Her term expires in 1999.

    LOGO

              Milton W. Hudson, 70, has been an economic consultant (Washington, DC) since 1991. He was Managing Director and Senior Economic Advisor of Morgan Guaranty Trust Company of New York from January 1990 until his retirement in June 1991. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1990. Mr. Hudson beneficially owns 1,274 shares of Common Stock of the Company. His term expires in 2000.


    LOGO

              John T. Newton, 67, retired in 1995 as Chairman of the Board and Chief Executive Officer of the Company and Kentucky Utilities, positions he had held since 1987. He had also been President of these companies from 1987 to November 1, 1994. Mr. Newton has been a director of the Company since 1988 and a director of Kentucky Utilities since 1974. He beneficially owns 32,653 shares of Common Stock of the Company, which include 7,668 shares held jointly with his wife and 5,000 shares held solely by his wife. His term expires in 2000.


    LOGO

              Frank V. Ramsey, Jr., 66, is President and Director of Dixon Bank, Dixon, Kentucky, and a farm owner and operator. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1986. Mr. Ramsey beneficially owns 1,400 shares of Common Stock of the Company. His term expires in 1999.


    LOGO

              William L. Rouse, Jr., 65, was Chairman of the Board and Chief Executive Officer and a director of First Security Corporation of Kentucky, a multi-bank holding company, prior to his retirement in 1992. Mr. Rouse is a director of Ashland, Incorporated. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1989. Mr. Rouse beneficially owns 1,000 shares of Common Stock of the Company. In addition, Mr. Rouse's account under the Directors Deferred Compensation Plan described below has the equivalent of 7,004 shares of Common Stock. His term expires in 2000.


    LOGO

              Charles  L.  Shearer,  Ph.D.,  55,  is  President  of Transylvania
              University, Lexington, Kentucky. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1987. Dr. Shearer beneficially owns 1,527 shares of Common Stock of the Company, which include 200 shares held solely by his wife and 16 shares held by his children. His term expires in 1999.

    LOGO

              Lee T. Todd, Jr., Ph.D., 51, is President and Chief Executive Officer of DataBeam Corporation, a Kentucky-based, high-technology firm. He was elected a director of the Company and Kentucky Utilities in 1995. Dr. Todd beneficially owns 500 shares of Common Stock of the Company. His term expires in 1999.


  Voting Securities Beneficially Owned by Directors, Nominees and Executive Officers

     The directors, nominees and executive officers of the Company and Kentucky Utilities owned beneficially at January 31, 1998 an aggregate of 219,869 shares of Common Stock of the Company, representing in the aggregate 0.6% of such stock.


  Meetings and Committees of the Board of Directors

     All members of the Company's Board of Directors are currently members of Kentucky Utilities' Board of Directors. The Board of Directors of the Company and the Board of Directors of Kentucky Utilities have each established the following six committees: the Executive Committee, the Audit Committee, the Compensation Committee, the Finance Committee, the Long-Range Planning Committee and the Nominating and Corporate Governance Committee. Committee members are the same for committees of the Company and committees of Kentucky Utilities.

     During  1997,  the  Board  of  Directors  of  the  Company held 20 meetings
  (including Committee meetings), and the Board of Directors of Kentucky Utilities held 21 meetings (including Committee meetings).

     During 1997, each current director attended 100% of the meetings of the Company's and Kentucky Utilities' Board of Directors and applicable Committee meetings.

     The members of the Executive Committee are Messrs. Hoe, Ramsey, Rouse, Shearer and Whitley. Neither the Company's nor Kentucky Utilities' Executive Committee met during 1997. The Executive Committee has the full power of the Board between meetings of the Board, except as provided by law.

     The members of the Audit Committee are Ms. Ball and Messrs. Gatton, Hoe, Shearer and Todd. The Company's Audit Committee met two times in 1997, as did Kentucky Utilities' Audit Committee. The Audit Committee selects and engages (and may discharge) the Company's independent auditors; approves or disapproves each professional service or type of service to be provided by the auditors; meets with the auditors regarding the scope and results of the annual audit and of internal accounting procedures and practices; reviews any recommendations which may be made by the independent auditors; and generally exercises supervision over all matters relating to audit functions, making periodic reports to the Board.

     The members of the Compensation Committee are Messrs. Gatton, Hudson, Ramsey, and Rouse. The Company's Compensation Committee met four times in 1997, and Kentucky Utilities' Compensation Committee met five times. The Compensation Committee reviews compensation for all officers, directors' fees and fees paid to directors for membership on the various committees of the Board; makes recommendations to the Board at least annually with respect to appropriate levels of compensation and fees; and administers certain benefit plans.

    Equity Ownership Guidelines

     Effective January 1, 1998, under the Company's Equity Ownership Guidelines adopted by the Board of Directors of the Company, directors and executives of the Company and Kentucky Utilities are encouraged to make a minimum personal investment in Company Common Stock. The minimum guidelines may be satisfied in various ways including through plans maintained by the Company or a subsidiary. A director's or executive's compliance with the guidelines will be taken into account by the Compensation Committee in the grant or payment of awards to the director or executive under incentive or other plans maintained by the Company. The Board of Directors of the Company may amend or terminate the Equity Ownership Guidelines at any time or from time to time.

   Directors' Compensation

     Each director of the Company is also a director of its principal subsidiary, Kentucky Utilities. Each director who is not an employee of the
  Company or Kentucky Utilities is paid an annual retainer of $20,000. This retainer is reduced by any retainer paid from a Company subsidiary. Kentucky Utilities pays non-employee directors an annual retainer of $15,000. Thus, the net annual Company retainer paid to such directors is $5,000 but the aggregate paid for serving on both Boards is $20,000. An additional annual retainer of $1,200 is paid to each non-employee director who is a chairperson of a committee of either Board. However, if a non-employee director is a chairperson of the same Board committee of the Company and Kentucky Utilities, only one such additional annual retainer is paid.

    In addition to an annual retainer, the Company and Kentucky Utilities pay each non-employee director a $1,000 fee for each meeting of a Board or a particular committee attended; provided that if the Boards of the Company and Kentucky Utilities meet on the same day, only one $1,000 fee is paid for both meetings. Similarly, if the same committee of the Boards of the Company and Kentucky Utilities meets on the same day, only one $1,000 fee is paid for both meetings. Out-of-pocket travel expenses are paid to directors for all meetings attended.

     The Compensation Committees have recommended that the total compensation to Directors for service on the Board of the Company and Kentucky Utilities be revised, effective March 1, 1998, to be as follows: the annual retainer, $28,000 (of which $21,000 would relate to Kentucky Utilities as described above); the committee chairperson fee, $2,000; the Board meeting fee, $1,100; and the committee meeting fee, unchanged. The Boards may not act on such proposal or may modify the proposal upon adoption.

     All eligible directors of the Company and Kentucky Utilities are entitled to participate in the Director Retirement Retainer Programs (the ''Director Retirement Plans'') of the Company and Kentucky Utilities. Directors who are not, and have not previously been, an officer of Kentucky Utilities, the Company, or their affiliated companies (''outside directors'') are eligible to participate. An outside director who is 65 years of age or older and has completed at least five consecutive years of service on the Company's and/or Kentucky Utilities' Board will receive, upon termination of service from a Board for any reason other than death, an annual retirement benefit equal to the annual retainer paid to such Board's directors in effect as of such termination, payable monthly over a period of years equal to the number of full years such director served on the Board, but not in excess of 10 years. Such payments cease, however, if the director dies before all such payments are made. The annual retainer in effect upon the director's termination from a Board will generally be calculated as described in the first paragraph under this caption (excluding the additional annual retainer for chairpersons). In the event of a change in control of the Company or Kentucky Utilities, any person then receiving a retirement benefit would be paid, within 30 days of the change in control, a lump-sum payment equal to the discounted present value of all then unpaid installments of the director's retirement benefit. In the event of a change in control, each outside director in office immediately prior to such change in control will be eligible to receive an accelerated retirement benefit if the director terminates service from a Board for any reason other than death within three years of the date of the change in control. Such accelerated retirement benefit would be paid in a lump sum within 30 days of such termination and would be equal to the discounted present value of the retirement benefit which such director would have received if the director had retired from the Board at age 70 (or for certain directors, 72) and lived to collect the full benefit otherwise payable under the applicable Director Retirement Plan. Such benefit would be based on the higher of the annual retainer in effect immediately prior to the change in control or immediately prior to such director's termination of service. Change in control has the meaning set out under ''Change In Control Arrangements'' below. The consummation of the Merger will constitute a ''change in control'' under the Director Retirement Plans.

     Directors may elect to have all or a specified portion of their directors' fees deferred under the Director Deferred Compensation Plans (the ''Director Deferred Compensation Plans'') of the Company and Kentucky Utilities, such elections to be made in accordance with and subject to the terms of the Director Deferred Compensation Plans. Amounts deferred will be maintained in unfunded accounts for each participant, which, based on a choice made by the director, either: (1) bear interest at a floating rate based upon the average prime rate charged by banks as reported in the Federal Reserve Bulletin; or ( 2 ) experience appreciation (depreciation) and earnings based on a hypothetical investment in the Company's Common Stock. Amounts deferred under the Director Deferred Compensation Plans will be paid to the participant upon termination as a director for any reason other than death based on a choice made by the Director as permitted by the Director Deferred Compensation Plans in a single payment or, with interest, quarterly over a period of not to exceed 40 calendar quarters, or, with interest, annually over a period of not to exceed 10 years. In the event of a participant's death, payment of any remaining balance of credited amounts will be made in a single payment to a designated beneficiary. In certain cases, directors may receive a distribution of deferred amounts in the event of substantial financial hardship. In the event of a change in control of the Company or Kentucky Utilities, any director who terminated prior to the change in control whose deferred amounts have not been distributed would receive, within 15 days of the change in control, a lump sum payment of the undistributed amounts. In the event of a change in control, each director who terminates thereafter within three years of the date of the change in control would be paid, within 15 days after termination, a lump sum payment of the director's deferred amounts. The consummation of the Merger will also constitute a ''change in control'' under the Director Deferred Compensation Plans.

     The Compensation Committees have recommended a proposal to eliminate the Director Retirement Plans for current and future directors. Under this proposal, current participating directors would be entitled to a lump sum benefit based on the present value of the Director's retirement benefits calculated as if a ''change in control'' had occurred and the Director had terminated service immediately thereafter. Such lump sum amount would be credited to the Director Deferred Compensation Plans in the hypothetical Company Common Stock account (except for certain retiring directors who may make the election described in the preceding paragraph). The Boards may not act on such proposal or may modify the proposal upon adoption.

  Executive Compensation

     General. The following table contains information with respect to the compensation paid by (or earned from) the Company and Kentucky Utilities, for all services rendered during 1995 through 1997 in all capacities, to the Chief Executive Officer and the other four most highly compensated executive officers of the Company and Kentucky Utilities:

                                SUMMARY COMPENSATION TABLE


                                                  Annual Compensation         Long-Term
                                                               Other Annual  Compensation   All Other
                                              Salary    Bonus  Compensation   Payouts    Compensation
     Name and Principal Position        Year    ($)    ($)(1)    ($)(2)       ($)(3)        ($)(4)
     Michael R. Whitley;                1997  444,427  186,173    2,477       50,967         4,750
       Chairman of the Board, President 1996  387,737   99,741    2,164       79,798         6,242
       & Chief Executive Officer &      1995  318,467   73,476      116            0         4,686
       Director of the Company &
       Kentucky Utilities

     O. M. Goodlett;                    1997  239,153   69,828    1,738        58,406        4,750
       Senior Vice President of the     1996  231,840   51,994        0        52,560        5,181
       Company & Kentucky Utilities     1995  210,195   44,550        0             0        4,500

     James W. Tipton;                   1997  237,340   83,166    2,854        64,829        4,750
       Senior Vice President            1996  230,750   38,304    2,004        77,882        5,670
       of the Company                   1995  227,591   39,942    1,445             0        4,667

     Wayne T. Lucas;                    1997  215,792   69,555    1,271        29,576        4,750
       Senior Vice President            1996  208,137   49,043      749        33,124        6,361
       of Kentucky Utilities            1995  194,553   42,160      711             0        4,692

     Robert M. Hewett;                  1997  183,727   45,033    1,768        29,576        4,750
       Senior Vice President            1996  164,681   32,052      363        33,124        4,500
       of Kentucky Utilities            1995  157,396   28,054       15             0        4,500


     (1) Bonuses are paid under the Incentive Plans. Any bonus earned but deferred under the Executive Deferred Compensation Plans is included in the Table.

     (2) Other annual compensation consists of amounts for group term life insurance and related taxes and above-market-rate interest earned on deferred compensation during 1997 and paid in 1997.

     (3) Reflects payouts under the Performance Share Plans described under "Report of Compensation Committee on Executive Compensation" above. Performance goals were not met, and thus no payouts were made for the Performance Cycle that relates to 1995 in the table above. Amounts shown for 1996 and 1997 reflect a payout, in the form of restricted shares of the Company's Common Stock, of a percentage of the contingent grant for the applicable Performance Cycle as follows: 1996, 100%; 1997, 100% for the Kentucky Utilities Performance Share Plan and 75% for the KUE Performance Share Plan. Such restricted stock was subject to forfeiture if the officer terminated employment prior to January 2, 2003 (for amounts shown for 1996) and January 2, 2000 (for amounts shown for 1997) for any reason other than retirement, disability or death.
      In the event of a change in control, however, the restrictions lapse immediately. The execution of the Merger

     Agreement constituted a "change in control" for this purpose and all restrictions on these shares lapsed in 1997.



     (4) All other compensation for 1995 and 1996 includes: (a) above-market-rate interest earned on deferred compensation; and (b) the employer matching contribution made to the officer's account in the 401(k) Employee Savings Plan. Such amounts for 1997 relate only to employer matching contributions to 401(k) Employee Savings Plan.


        Long-Term Incentive Awards. Performance Shares contingently awarded under the Long-Term Incentive Plan in 1997 are reported in the Long-Term Incentive Plan awards table below. A description of how awards are determined is presented under "Report of Compensation Committee on Executive Compensation." A description of the scale by which performance targets are set follows the table.


                    LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR


                                Number of     Performance of
                                  Shares,      Other Period
                                 Units or         Until               Estimated Future Payouts Under
                                Other Rights    Maturation            Non-Stock Price-Based Plans(2)
       Name                        (#)          or Payout(1)   Threshold($)      Target ($)      Maximum ($)
       Michael R. Whitley         6,835               3             0         214,619-268,274      321,929
       James W. Tipton . .        2,350               3             0           73,790-92,238      110,685
       O.M. Goodlett . . .        2,270               3             0           71,278-89,098      106,917
       Wayne T. Lucas             2,030               3             0           63,742-79,678       95,613
       Robert M. Hewett  .        1,075               3             0           33,755-42,194       50,633

     (1)Number of years in Performance Cycle.

     (2)See  description  below  for  the scale that determines which amount may be applicable.
        Amounts  are  calculated  based on the price of the Company's Common Stock on December 31,
        1997.

        For the Performance Cycle commencing in 1997, payouts of contingent grants shown in the table above will be determined by calculating the average total shareholder return of the Company for the Performance Cycle and comparing it to the average total shareholder return of the EEI Index for the Performance Cycle, with adjustment to payouts in certain cases based on the Company's average total shareholder return relative to the S&P 500 Index. For the 1997-1999 Performance Cycle, the scale that determines if contingent grants are earned is as follows: if the Company's average total shareholder return is at or above 75th percentile of the EEI Index, 100% of the contingent grant will be earned (the second figure shown as Target in the table); if it is at the 50th percentile level, 60% will be earned (the first figure shown as Target in the table); and if the average is between the 50th and 75th percentile levels, the earned grants will be between 60% and 100% determined by straight line interpolation. If the average is below the 50th percentile, no shares contingently granted will be earned (shown as the Threshold in the table) for that Performance Cycle. Any performance shares earned under the foregoing scale will be increased by 20% if the Company's average total shareholder return for the Performance Cycle is at or above the 75th percentile of the S&P 500 Index for the Performance Cycle (the Maximum shown in the table) and reduced by 20% if the average is below the 25th percentile.

        Retirement Plan. Each of the officers of the Company and Kentucky Utilities is entitled to participate in the Kentucky Utilities employee retirement plans described below. Executive officers, like other employees, are
                                         -103-
     eligible to participate in Kentucky Utilities' Retirement Plan, and all eligible persons whose compensation is reported in the Summary Compensation Table participated in the Retirement Plan. Contributions to the Retirement Plan are determined actuarially and cannot be readily calculated as applied to any individual participant or small group of participants. Generally, compensation for Retirement Plan purposes means base compensation while a participant, excluding overtime pay, commissions, performance incentive compensation or other extraordinary compensation. The compensation for Retirement Plan purposes of the individuals named in the foregoing table is substantially equivalent to the base salary reported in the Summary Compensation Table. The credited years of service under the Retirement Plan for such persons were as follows: Mr. Whitley, 33 years; Mr. Tipton, 30 years; Mr. Goodlett, 27 years; Mr. Lucas, 28 years; and Mr. Hewett, 29 years. All of the credited years of service were computed as of December 31, 1997. Retirement Plan benefits depend upon length of service, age at retirement and amount of compensation (determined in accordance with the Retirement
     Plan).

        Although higher amounts are determined under the Retirement Plan and shown in the table below, in most cases, pension benefits under the Retirement Plan or compensation used to measure such benefits will be reduced to comply with maximum limitations imposed by the Internal Revenue Code. Under such limitations, no base compensation above $150,000 ($160,000 effective for compensation in 1997) may be used to calculate a benefit, except in the case of certain executive officers to preserve benefits accrued under previously applicable rules. In addition, in 1997 no annual benefit derived from employer contributions may exceed $125,000. Assuming retirement at age 65, a Retirement Plan participant would be eligible at retirement for a maximum annual pension benefit (without taking into account the Internal Revenue Code limitations referred to above) set forth in the following table. However, assuming retirement at age 65, assuming 1997 base compensation and taking into account the Internal Revenue Code limitations, the annual pension benefit under the Retirement Plan for the executive officers named in the Summary Compensation Table would be as follows: Mr. Whitley, $103,607; Mr. Tipton, $95,146; Mr. Goodlett, $90,493; Mr. Lucas, $93,011; and Mr. Hewett, $93,246.

                                                 Annual Benefit After Specified Years of Service(2)


     Final Average Base Pay(1)                   15        20       25        30       35       40         45
       $150,000                             $ 29,999  $ 39,999 $ 49,999  $ 59,999  $ 69,998 $ 79,998  $ 89,998
       $200,000                             $ 39,999  $ 53,332 $ 66,665  $ 79,998  $ 93,331 $106,664  $119,997
       $250,000                             $ 49,999  $ 66,665 $ 83,331  $ 99,998  $116,664 $133,330  $149,996
       $300,000                             $ 59,999  $ 79,998 $ 99,998  $119,997  $139,997 $159,996  $179,996
       $350,000                             $ 69,998  $ 93,331 $116,664  $139,997  $163,329 $186,662  $209,995
       $400,000                             $ 79,998  $106,664 $133,330  $159,996  $186,662 $213,328  $239,994
       $450,000                             $ 89,998  $119,997 $149,996  $179,996  $209,995 $239,994  $269,993
       $500,000                             $ 99,998  $133,330 $166,663  $199,995  $233,328 $266,660  $299,993
       $550,000                             $109,997  $146,663 $183,329  $219,995  $256,660 $293,326  $329,992
       $600,000                             $119,997  $159,996 $199,995  $239,994  $279,993 $319,992  $359,991


     (1)   "Final average base pay" generally means the average annual compensation during the 60 consecutive months of highest pay during the period of employment.

     (2)   Annual  benefits  shown  are  on  a  straight life annuity basis. Amounts shown are not subject  to  any  deduction for Social Security benefits or other offset amounts. Benefits may be reduced by Internal Revenue Code limitations described above.


        Supplemental Security Plan. Executive officers and certain other employees of the Company and Kentucky Utilities are eligible to be members in Kentucky Utilities' Supplemental Security Plan which provides retirement, disability and death benefits as well as a change in control retirement benefit and a change in control severance benefit. Change in control has the meaning set out under "Change in Control Arrangements" below.
     As to executive officers, upon retirement at age 65, an eligible member will receive 15 annual payments of an amount equal to 75% of basic compensation, offset by benefits payable from any defined benefit plan of the Company or an affiliate (such as Kentucky Utilities' Retirement Plan) and Social Security benefits. Basic compensation is the annualized base monthly salary of the member, exclusive of performance incentive compensation or other extraordinary compensation, in effect at termination of employment by retirement, disability or death. Upon termination of employment by death of an eligible executive officer prior to age 65, the member's beneficiary will receive an annual benefit equal to 50% of basic compensation until the later of the date such member would have attained age 65 or completion of 15 annual payments. Upon termination of employment by disability prior to age 65, the member will receive the "retirement benefit" if the member lives to retirement age and remains disabled or the "death benefit" if the member dies prior to retirement age and is disabled at death. Benefits will be paid from the general funds of the employer. The estimated annual benefits from Kentucky Utilities' Supplemental Security Plan that would be payable upon retirement at normal retirement age (age 65) for the individuals named in the Summary Compensation Table (assuming 1997 base salary) are as follows: Mr. Whitley, $216,937; Mr. Tipton, $68,654; Mr. Goodlett, $68,279; Mr. Lucas, $47,761; and Mr. Hewett, $30,273. To assist in providing funds to pay such benefits when they become payable, insurance is purchased on the lives of the members of the Supplemental Security Plan.

        Change In Control Arrangements. Under the Supplemental Security Plan, members are entitled to change in control severance benefits in the following circumstances: (i) involuntary termination of the individual's
     employment within two years following a change in control     (or,  if
     later, prior to the consummation of the change in control transaction or its earlier abandonment) for reasons other than cause (as defined in the plan), death or permanent disability; (ii) resignation within two years of a change in control (or, if later, prior to the consummation of the change in control transaction or its earlier abandonment) for good reason (as defined in the plan); and (iii) in respect of the Chairman of the Board, the President, the Chief Financial Officer (or, if such positions are filled by less than three persons, the Executive Vice President), the Senior Vice Presidents and the Corporate Secretary, in each case of Kentucky Utilities, termination of employment for any reason during the 30-day period commencing on the first anniversary of the consummation of a change in control. In such circumstances, the employee will be entitled to a change in control severance payment equal to a certain percentage (300% in the case of executive officers of the Company or Kentucky Utilities) of the sum of (i) the employee's basic compensation and (ii) the employee's target annual performance incentive compensation. In addition, the employee will be entitled to continuation of certain employee welfare benefits for up to three years following termination of employment, subject to an offset for comparable benefits. Under the Supplemental Security Plan, the employee is entitled to receive additional payments, if necessary, to reimburse the employee for certain excise tax liabilities payable under federal, state or local law as a result of the payment and any other compensation being contingent on a change in control. The Supplemental Security Plan's change in control retirement benefit provides that, upon termination of employment, other than for cause (as defined in the Supplemental Security Plan) following a change in control, an eligible member will receive a lump-sum amount equal to the present value of the retirement benefit (described in the preceding paragraph and assuming the member is then 65 but prorated if the member then has less than 15 years of service, including an assumed three additional years of service in the case of executive officers); provided that, if the termination is more than two years from the change in control, the calculation of years of service will not include the assumed additional three years and the compensation upon which the benefit is calculated will be the actual compensation in effect at termination (rather than the compensation in effect at the change in control which, if higher, would be used if termination occurred within two years of the change in control).
     The change in control severance benefits and change in control retirement benefits are effective for a minimum of five years, which is automatically extended from year to year unless Kentucky Utilities gives notice that it does not wish to extend the period of effectiveness. The Incentive Plans, Performance Share Plans, Executive Deferred Compensation Plans and Long-Term Incentive Plan contain provisions relating to a change in control. Under the Performance Share Plans and Long-Term Incentive Plan, or the awards granted thereunder, if a participant's employment is terminated voluntarily or involuntarily after a change in control, such participant will have the right to an immediate payment in shares of Company Common Stock for all Performance Cycles in which the participant is currently participating. The amount payable to a participant in the event of termination following a change in control will be determined in accordance with the formula specified in the plans. In addition, the restriction on any restricted shares then held by the participant under these plans will lapse on the occurrence of a change in control, whether or not the participant is terminated. Under the Executive Deferred Compensation Plans, all amounts held under such plans will be paid to the participant after a change in control, whether or not the participant is terminated. Such payments were made to participants following execution of the Merger Agreement, which constituted a change in control. Under the Incentive Plans, after a change in control, whether or not a participant is terminated, a participant, including a participant who had terminated prior to the change in control by reason of retirement, disability or death, will have a right to an immediate cash payment based on actual base salary earned prior to the change in control and on the assumption that established targets for the year had been met.

        For purposes of all the executive and director plans, "change in control" includes any merger, consolidation, reorganization or sale of substantially all of the assets of the Company or Kentucky Utilities which results in less than 60% of the voting power of the resulting entity being owned by the holders of the Common Stock of the Company prior to the transaction; a change in the majority of the Board of Directors of the Company or Kentucky Utilities over a two-year period which is not approved by two-thirds of the incumbent directors; and the acquisition by any person or group of persons of beneficial ownership of 10% or more of the Common Stock of the Company or Kentucky Utilities. The execution of the Merger Agreement constituted, and the consummation of the Merger will also constitute, a "change in control" under all of the executive and director plans, or awards granted thereunder, described above, other than the Incentive Plans, the Director Retirement Plans and the Director Deferred Compensation Plans under which only the consummation of the Merger will constitute a "change in control".

        Employment Agreement. In connection with the Merger Agreement, the Company entered into an Employment Agreement with Mr. Whitley which will become effective only upon consummation of the Merger. The Employment Agreement will have an initial term of five years commencing at the effective date of the Merger with automatic renewal for additional one-year terms at the end of the initial term or any renewal term unless Mr. Whitley or LG&E Energy (as successor to the Company) gives at least 3 months prior notice of an intention not to renew. Under the Employment Agreement Mr. Whitley will serve as Vice Chairman, President and Chief Operating Officer of LG&E Energy and Vice Chairman and Chief Operating Officer of Louisville Gas and Electric Company and Kentucky Utilities. Under the Employment Agreement, Mr. Whitley will receive an annual base salary of not less than $575,000 and will participate in the annual bonus plan and long-term incentive plan of LG&E Energy, with an annual bonus target award of not less than 55% of his base salary and long-term incentive grants with a present value of not less than 70% of his base salary, to be delivered 60% in the form of performance units/shares and 40% in the form of non-qualified stock options. He is also entitled to life insurance coverage in an amount of not less than $2,000,000 and certain other welfare, retirement and fringe benefits similar to other LG&E Energy executive officers and benefits currently offered by the Company. If LG&E Energy terminates Mr. Whitley's employment without cause (as defined in the Employment Agreement) or if Mr. Whitley terminates his employment for good reason (which, as defined in the Employment Agreement includes for any reason during the 30-day period commencing on the first anniversary of the effective date of the Merger), Mr. Whitley will receive, in addition to all compensation earned through the date of termination and coverage and benefits under all benefit and incentive compensation plans, a severance payment equal to the discounted present value of his base salary and target bonus for the greater of (i) two years, or (ii) the remainder of the employment term then in effect (the "Continuation Period"). In addition, in such event Mr. Whitley will receive his outstanding target bonus award, pro-rated through the date of his termination. Further, he will continue to receive welfare benefits during the Continuation Period and all stock options will become exercisable and all restricted stock and other equity awards will vest. In addition, any long term incentive awards (other than stock options) will be cashed out at the discounted present value of the target payout pro-rated for Mr.
     Whitley's actual period of service plus     the  Continuation  Period.
     Payments to Mr. Whitley upon termination after a change in control under the Employment Agreement will be grossed up for any applicable excise taxes.


                                                 GENERAL

       Independent Public Accountants

        The Audit Committee of the Board has selected the firm of Arthur Andersen LLP as independent public accountants to examine the financial statements of the Company and Kentucky Utilities for 1998. The firm has served as the independent public accountants for the Company and Kentucky Utilities for many years. Representatives of the firm are not expected to be present at the annual meeting.

        If the Merger is consummated prior to the end of 1998, it may be deemed desirable at that time for the current auditors of LG&E Energy Corp. or another auditing firm to audit the annual financial statements for all affiliated corporations for 1998, in which case Arthur Andersen LLP would no longer serve.


     Proposals of Shareholders

        Under the rules of the Securities and Exchange Commission, any shareholder proposal intended to be presented at the 1999 Annual Meeting of Shareholders must be received by the Company at its principal executive offices no later than November 18, 1998 in order to be eligible to be considered for inclusion in the Company's proxy materials relating to that meeting. A shareholder submitting a proposal or nominating a person to serve as director must comply with procedures set forth in the Company's By-laws. In general, the By-laws provide that for business to be considered at an annual meeting of shareholders, a shareholder must give timely and proper notice of the matter to the Secretary of the Company. The notice must specify in reasonable detail the business desired to be brought before the meeting and contain other information required by the By-laws. Nominations for director may be made by shareholders only if the shareholder has given timely and proper notice thereof to the Secretary of the Company. The notice must contain the name of the person or persons nominated, certain information about the nominee and other information required by the By-laws. Shareholder proposals or nominations must be received no fewer than 60 days prior to the meeting (or, if the date of the meeting has not been made public, within 10 days after the publication of the date of the meeting).